[Letterhead of Sullivan & Cromwell LLP]

August 21, 2015

Via EDGAR correspondence

Ms. Sonia Gupta Barros,

Assistant Director,

Office of Real Estate and Commodities,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549.

Re:	Forest City Realty Trust, Inc.
Registration Statement on Form S-4
Filed July 10, 2015; File No. 333-205607

Dear Ms. Barros:

Set forth below are the responses of Forest City Realty Trust, Inc. (“FCRT”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by us by e-mail on August 6, 2015 (the “Comment Letter”) with respect to FCRT’s Registration Statement on Form S-4 (the “Registration Statement”) filed on July 10, 2015. For your reference, FCRT is filing Amendment No. 1 to the Registration Statement (the “Amendment”) concurrently herewith.

For your convenience, each Staff comment is provided below in bold and is then followed by FCRT’s response, which we have provided on FCRT’s behalf.

General

1.

We note that you are currently consulting with the Division of Corporation Finance’s Office of Chief Counsel in connection with your request for classification as an Exchange Act Rule 12g-3 successor to Forest City Enterprises for purposes of the Exchange Act and Securities Act after consummation of the merger. We will continue to monitor the status and outcome of these discussions. We also note your

Ms. Sonia Gupta Barros

Securities and Exchange Commission

statement in the Additional Information section that the company will file Exchange Act and Securities Act documents after the merger has been consummated. Please advise us whether the survivor company intends to file Exchange Act and Securities Act documents on Forest City’s EDGAR page.

FCRT Response: As the surviving company, FCRT does not intend to file Exchange Act and Securities Act documents on Forest City’s EDGAR page, but rather intends to file such documents on its own EDGAR page following the merger.

Background of the REIT Conversion

2.	Please provide us with copies of board books, financial presentations, reports and other materials considered by the board in its consideration of the strategic alternatives.

FCRT Response: This request has been addressed supplementally.

3.	Please expand your disclosure in this section to discuss potential drawbacks of the conversion considered by the board, if any, and also summarize any new restrictions that will be imposed on your operating and financial flexibility by the REIT qualification requirements, including the limitations on retaining taxable income for future investment and restrictions on types of assets and sources of income.

FCRT Response: The disclosure under the caption “Background of the REIT Conversion” on pages 56–57 of the Amendment has been expanded to address the Staff’s comment.

4.	We note that you retained the services of Goldman, Sachs & Co., Greenhill & Co., and BofA Merrill Lynch to evaluate and advise you regarding the implications of the potential REIT conversion. Given that you retained these advisors, please tell us whether you have received a report, opinion or appraisal materially relating to your transaction from any of such outside parties. Please tell us your analysis as to whether such opinions are materially related to the transaction under Item 4(b) of Form S-4. If so, please revise to disclose information required by Item 1015(b) of Regulation M-A and to include the report, opinion or appraisal as an exhibit.

FCRT Response: The services provided by the advisers referenced above did not include or result in any “report, opinion or appraisal” requiring disclosure of the information specified in Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

5.	Revise also to describe in greater detail the “certain strategic alternatives” referenced in the carryover paragraph at the top of page 56 that were under consideration by the board. In order to place the board’s consideration of possible alternatives in context, please revise to discuss why the board elected not to pursue such other options. Specifically explain how the board determined that the conversion was in the best interest of the company relative to the other alternatives.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

FCRT Response: The disclosure has been revised to address the Staff’s comment – the revised language can be found under the caption “Background of the REIT Conversion” on pages 57–58 of the Amendment.

6.	Please also expand your disclosure in this section to discuss, to the extent material, your conversion costs and consideration given to such expenses by the board.

Response: The disclosure has been expanded to address the Staff’s comment – the additional language can be found under the caption “Background of the REIT Conversion” on page 58 of the Amendment.

Comparison of Rights of Shareholders of Forest City and the REIT

7.	We note that the list of proposals being submitted for shareholder approval does not include any provisions of the REIT’s proposed charter or bylaws that will differ from the articles and regulations of Forest City. To the extent that any such provisions substantively affect shareholder rights, are not required by Maryland law, and could not be adopted by Forest City’s board of directors without shareholder approval if presented on a standalone basis with respect to Forest City, those provisions would appear to be subject to unbundling under Rule 14a-4(a)(3) of Regulation 14A. Accordingly, in your response, please note which of the bases described above operate to make unbundling unnecessary for each of the provisions listed in this section. For guidance, refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on our website.

Response: FCRT has reviewed Rule 14a-4(a)(3) of Regulation 14A and the Staff’s guidance regarding unbundling and has revised the Registration Statement to provide shareholders with the opportunity to vote on the components of the new organizational documents that it believes constitute separate matters that warrant such treatment, after taking into account available exemptions (including for matters that are so “inextricably intertwined” with a matter being submitted for shareholder approval as to effectively constitute a single matter (e.g., the REIT Restrictions, the implementation of which are a primary purpose for instituting the merger and therefore are inextricably intertwined with the decision whether or not to approve the merger) and for matters that are not individually material). As a result of this review, the Amendment provides shareholders with the ability to vote separately on three additional matters, specifically: (i) the provision in FCRT’s proposed charter authorizing FCRT’s board, without the need for any further shareholder action, to increase or decrease the aggregate number of shares of FCRT stock or the number of shares of any class or series of shares of FCRT stock that FCRT is authorized to issue, (ii) the provision in FCRT’s proposed charter, and the

Ms. Sonia Gupta Barros

Securities and Exchange Commission

corresponding provision in FCRT’s proposed bylaws, granting FCRT’s board, with certain limited exceptions, exclusive power to amend FCRT’s bylaws and (iii) the provision in FCRT’s proposed bylaws that sets the threshold for FCRT shareholders to call a special meeting of shareholders at a majority of all votes entitled to be cast.

Part II. Information Not Required in Prospectus

Item 21. Exhibits

8.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

FCRT Response: FCRT has included all previously missing exhibits with the Amendment.

Item 22. Undertakings

9.	It appears that the exchange of shares may occur 30 days after the date of effectiveness and that Rule 415 may be applicable to this offering. If so, please include the undertakings required by Item 512(a) of Regulation S-K.

FCRT Response: FCRT has included the undertakings required by Item 512(a) of Regulation S-K at page II-2 of the Amendment.

*        *        *         *        *

Ms. Sonia Gupta Barros

Securities and Exchange Commission

FCRT’s management asked that we pass along their appreciation for your prompt review of the Registration Statement and Amendment and that we also advise you that they would very much like to mail the proxy statement/prospectus included therein as soon as possible. With that in mind, we respectfully request that you review the Amendment and the responses noted above and provide any remaining questions or comments as soon as practicable. In the meantime, if you should have any questions concerning these responses or the Amendment itself please contact the undersigned at (212) 558-3159 or via e-mail at weberb@sullcrom.com.

Very truly yours,

/s/ Benjamin R. Weber

cc:	Wilson Lee

Daniel Gordon

Jerard Gibson

(Securities and Exchange Commission)

Geralyn M. Presti, Esq.

(Forest City Enterprises, Inc.)

Thomas A. Aldrich, Esq.

(Thompson Hine LLP)